FOR IMMEDIATE RELEASE

Formula Systems Reports Third Quarter Results

Nine Months Net Income of $27.9 million

Nine Months Operating Income of $21.2 million

Herzliya, Israel –November 28, 2007 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services, announced today results for the nine months and third quarter of 2007.

Revenues for the third quarter totaled $124.7million an increase of 14% compared to $109.7million in the third quarter of 2006.

Revenues for the nine months ended September 30, 2007 totaled $365.5 million compared to $311.7 million in the same period of 2006, an increase of17%.

Operating income in the third quarter of 2007 was $7.7 million compared to $1.1million in the same quarter of 2006, an increase of 603%.

Operating income in the first nine months of 2007 was $21.2 million compared to $6.3 million in the first nine months of 2006, an increase of 235%.

Net income in the third quarter of 2007 was $2.7 million compared to net loss of $1.0 million in the third quarter of 2006. Net income in the first nine months of 2007 totaled $27.9 million compared to $3.7 million in the same period of 2006.

In the second quarter we sold our entire holdings in BluePhoenix Solutions Ltd which resulted in capital gain for us of approximately $18 million.

Gad Goldstein, President & CEO of Formula, commented: "In the first nine months of the year alongside the day to day activities, we focused on two additional, substantial areas, improving the operational results of our subsidiaries and creating financial resources to support the continuing growth of the Formula Group.

I am satisfied with the results in these two areas. The operating income of the group increased 235% in the first nine months of 2007 and 603% in the third quarter, compared to the same periods in 2006 and more importantly, all of our subsidiaries contributed positively to the operating income.

The financial resources of the group grew due to the issue of debentures in our subsidiary Matrix, private placement in Sapiens and mainly as a result of the sale of our entire holdings in BluePhoenix. These activities increased our group cash and cash equivalents to approximately $200 million and the current ratio to 2.44."

Mr. Goldstein added:" Completion of the establishment of the group infrastructures will allow us to increase M&A activities and to focus on redesigning the group structure in order to support the growth and further development of the group."

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Gad Goldstein, President & CEO, Formula Systems Ltd.,

Naamit Salomon, CFO, Formula Systems Ltd.

+972-9-959-8800

CONSOLIDATED BALANCE SHEETS

	September 30, 2007 (Unaudited)	December 31, 2006
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	181,690	104,775
Short-term investments	18,516	11,385
Marketable securities available for sale	2,714	3,646
Trade receivables	130,206	120,939
Other accounts receivable	19,076	17,997
Inventories	3,349	3,080

	355,551	261,822

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	2,435	3,915
Investments in affiliates	4,690	720

	7,125	4,635

SEVERANCE PAY FUND	32,773	29,962

FIXED ASSETS, NET	15,942	16,311

OTHER ASSETS, NET	160,688	147,753

TOTAL ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS	-	135,021

	572,079	595,504

CURRENT LIABILITIES:
Liabilities to banks and others	23,464	40,414
Trade payables	49,024	50,157
Other accounts payable	69,184	59,056
Debentures	4,225	4,450

	145,897	154,077

LONG-TERM LIABILITIES:
Debentures	72,284	10,802
Unrealized Gain	82	-
Deferred taxes	584	457
Customer advances	1,398	449
Liabilities to banks and others	24,715	59,268
Liability in respect of the acquisition of activities	1,414	1,489
Accrued severance pay	39,575	35,340

	140,052	107,805

TOTAL LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS	-	95,266

MINORITY INTEREST	98,243	85,066

SHAREHOLDERS’ EQUITY	187,887	153,290

	572,079	595,504

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended September 30,		Three months ended September 30,
	2007	2006	2007	2006
	U.S.$		U.S.$
	(in thousands, except per share data)

Revenues	365,488	311,672	124,679	109,686
Cost of revenues	271,661	228,704	92,405	81,306

Gross profit	93,827	82,968	32,274	28,380
Research and development costs, net	5,204	5,600	1,939	2,218
Selling, general and administrative expenses	64,594	65,005	21,706	21,756
Depreciation and amortization	2,628	3,258	939	1,187
Restructuring and non-recurring costs	210	2,781	-	2,125

Operating income	21,191	6,324	7,690	1,094
Financial (expenses), net	(3,885)	(2,559)	(3,501)	(989)

	17,306	3,765	4,189	105
Gain (loss) on realization of investments	1,946	2,116	746	(73)
Other income (expenses), net	(197)	(864)	237	(134)

Income before taxes on income	19,055	5,017	5,172	(102)
Taxes on income	1,222	2,762	160	722

	17,833	2,255	5,012	(824)
Equity in losses (profits) of affiliated companies, net	546	(51)	182	(48)
Minority interest in losses (profits), net	(7,813)	(2,092)	(2,459)	76

Income (loss) from continuing operation	9,474	214	2,371	(796)
Income (loss) from discontinued operations	18,424	3,437	322	(192)

Net (loss) income	27,898	3,651	2,693	(988)

Earnings per share generated from continued operation :
Basic	0.72	0.02	0.14	(0.06)

Diluted	0.71	0.01	0.14	(0.07)

Earnings per share generated from discontinuing operation :
Basic	1.39	0.25	0.02	(0.01)
Diluted	1.39	0.23	0.02	(0.01)

Weighted average number of shares outstanding:
Basic	13,200	13,200	13,200	13,200

Diluted	13,200	13,200	13,200	13,200
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